UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended: December 31, 2021

☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

SelectQuote, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

6800 West 115th Street, Suite 2511
Address of Principal Executive Office (Street and Number)

Overland Park, KS 66211
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SelectQuote, Inc. (the “Registrant”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended December 31, 2021 without unreasonable effort and expense because, due to management’s identification of an immaterial error in the Registrant’s financial reporting (as previously disclosed in the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2022), the Registrant requires additional time to complete, and the Registrant’s registered public accounting firm requires additional time to complete its review of, the Registrant’s financial statements and assessment of its internal controls over financial reporting. The Registrant expects to file the Form 10-Q on or before Monday, February 14, 2022, the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(1)	Name and telephone number of person to contact in regard to this notification.
	Raffaele Sadun	(913)	712-4870
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorted period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SELECTQUOTE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 9, 2022	By:	/s/ Raffaele Sadun
Raffaele Sadun
Chief Financial Officer